June 10, 2010	TSX: QC
NYSE AMEX: QCC

QUEST EXECUTES LOI WITH SPROTT AND PROPOSES TO INITIATE
RESOURCE LENDING, SUBSTANTIAL ISSUER BID, AND
REINSTATED DIVIDEND

Vancouver, British Columbia - Quest Capital Corp. (the “Corporation” or “Quest”) announced today that it has signed a letter of intent (the “LOI”) with Sprott Consulting Limited Partnership (“Sprott”) pursuant to which Sprott will manage a rebranded Quest.

Quest will change its lending strategy from real estate lending to natural resource lending and rebrand itself changing its name to reflect its new affiliation. The Corporation will convene a shareholders’ meeting in August 2010 to approve the transaction contemplated by the LOI and the Corporation’s change of name to Sprott Resource Lending Corp. (“Sprott Resource Lending”).

Mr. Eric Sprott, Chief Executive Officer of Sprott Inc., stated, “The Sprott group is excited at the prospect of capitalizing and managing a classic resource lending entity. As a natural resource lender, Sprott Resource Lending will provide bridge and mezzanine lending to mining and oil & gas companies. The business plan of this company will seek to establish a track record of conservative credit policies and methodical growth in its overall credit facilities. We believe that, by combining Quest’s asset base and lending expertise together with the deal flow, contacts and execution abilities of the Sprott organization, Sprott Resource Lending will be a dominant player in the business of natural resource lending.”

Mr. A. Murray Sinclair, Chairman of Quest added, “The transition marks the return of Quest to its roots in the resource lending business. Quest and Sprott management believe that there is a substantial untapped potential within the resource sector for credit, both due to the global credit contraction and diminished activities of the global banks once active in the area and to the much larger mid-tier component of the sector. Quest intends to initiate a substantial issuer bid that, while not dependent on the rebranding of Quest, will accommodate the needs of shareholders who are focused on real estate; whereas shareholders who favour resource lending will be able to take advantage of renewed growth and the reinstated dividend.”

Kevin Bambrough, President of Sprott Inc., remarked, “The build-out of the resource lending book is expected to produce shorter term durations with above average interest yields, however as Mr. Sprott noted, Sprott Resource Lending will operate with conservative lending practices with the additional upside of bonus arrangements that are generally tied to the upside of the underlying property or shares of the borrower. We believe there is strong potential in establishing a portfolio of bonus arrangements which will add incremental profitability to core lending as resource properties or commodities perform well.”

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

Substantial Issuer Bid

Subject to any applicable regulatory or other approvals, Quest intends to initiate a substantial issuer bid pursuant to which Quest will offer to repurchase up to $60 million of its currently issued and outstanding common shares (the “Substantial Issuer Bid”).

The Substantial Issuer Bid will proceed by way of a so-called “Dutch Auction” with a range of purchase prices, depending on prevailing market conditions, not to exceed $1.60 per common share. The intent would be to have shares tendered under the Substantial Issuer Bid taken-up shortly after the shareholders’ meeting.

The Substantial Issuer Bid will not be conditional on the transaction contemplated by the LOI. Further information will be made available in due course as to the timing and terms of the Substantial Issuer Bid, including through the mailing of an issuer bid circular.

Letter of Intent and Reinstatement of Dividend

The LOI contemplates a management services agreement between Quest and Sprott (the “MSA”), which would include, among others, the following terms:

  Quest will discontinue real estate lending and will focus instead on lending to natural resource companies including those active in the mining and oil & gas sectors;

  Sprott will covenant and undertake that until the MSA is terminated, neither Sprott, nor any affiliate thereof, shall manage any entity that is principally engaged in providing bridge or mezzanine loans to businesses in the natural resource sector;

  Quest’s existing real estate loan book will be monetized and redeployed into new resource loans;

  An annual management fee of 2% of net assets would be payable to Sprott together with an incentive fee of 20% of annual pre-tax profits above a hurdle rate equal to the average 30- year Government of Canada bond interest rate;

  Quest will reinitiate a dividend policy to pay out to its shareholders the above noted “hurdle rate”, that being the average 30-year Government of Canada bond interest rate;

  Sprott will be responsible for the management of the Corporation and would provide to Sprott Resource Lending managerial services including those of a CEO CFO and COO, as well as two directors. These directors will, subject to shareholders’ approval, initially be Peter Grosskopf and John Embry, President of Cormark Securities Inc. and Chief Investment Strategist of Sprott Asset Management LP, respectively;

  The Chairman and other executives of Sprott Resource Lending will be announced at a later date; however it is currently envisioned that A. Murray Sinclair and Brian Bayley, Quest’s Chairman and President/ CEO, respectively, will resign from these positions. Messrs. Sinclair and Bayley will remain as directors of the Corporation following closing and enter into consulting contracts with Sprott for future services;

  An initial term of 3 years after which the MSA may be terminated by either party;

  A change of control fee, equal to 5% of net asset value plus 20% of the excess of market value over net asset value, would be payable to Sprott during the first four years of the MSA in the event of a change of control of Quest. After four years, no change of control fee would be payable; and

  No fees will be charged by Sprott on Quest’s existing real estate loan portfolio.

Pursuant to the terms of the LOI, Sprott will be entitled to the payment by Quest of a break fee of $1.5 million in the event that Quest enters into a competing transaction. Shareholders representing approximately 24% of the outstanding common shares of Quest have provided voting and support agreements favouring the acceptance of the proposed transaction.

The board of directors of Quest has authorized management to pursue the negotiation and settlement of the definitive terms of the MSA and other necessary documentation. The completion of the proposed transaction contemplated under the LOI is subject to the satisfaction of a number of conditions including any applicable regulatory or other legal requirements, the settlement of definitive documentation and approval by Quest’s shareholders, as noted herein.

Shareholder Approval

Quest anticipates seeking the approval of its shareholders at a meeting in August 2010. Shareholder approval would be sought with respect to the change of name from Quest to Sprott Resource Lending, the new board composition, the MSA, and any other matters which Quest determines are required by applicable law or stock exchange requirements to be approved by its shareholders in relation to the proposed transaction.

Private Placement

Subsequent to the Substantial Issuer Bid, Sprott, Sprott Inc. and its affiliates (including its employees and clients) will make an investment in Quest/Sprott Resource Lending through a private placement of up to $25 million. The Private Placement will be subject to any applicable regulatory, stock exchange or other approvals. Participation in the Private Placement, which will be priced at the lower of (i) the Substantial Issuer Bid clearing price and (ii) $1.60 per common share, will be restricted to Sprott, its affiliates, its employees and its clients.

About Sprott

Sprott Consulting Limited Partnership is a wholly-owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP, a leading Canadian independent money manager that has approximately $5 billion of assets under management. Sprott Consulting Limited Partnership currently manages Sprott Resource Corp., a TSX listed corporation that invests and operates in the natural resource sector. Sprott Consulting Limited Partnership is also in the process of launching Sprott Power Corp., a renewable energy development company, which it will also manage.

About Quest

Quest Capital Corp. is a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation. Accordingly, Quest will provide further guidance as to its ability or intention to remain a mortgage investment corporation for the remainder of the current fiscal year.

At present, Quest can quantitatively be summarized as follows:

•	Number of shares currently outstanding: 139,529,934
•	Cash on hand: $31.9 million
•	Standby debt facility (in respect of Substantial Issuer Bid): $35.0 million (undrawn)
•	Loans: 28 with a carrying value of $216.0 million
•	Shareholders’ equity (as of March 31, 2010 and including normal course issuer bid completed thereafter): $258.6 million
•	Tax losses (as of March 31, 2010):
	o	Non-capital / income: $32.7 million
	o	Capital: $60.7 million

It is currently estimated that Quest’s second quarter financial results will be published on August 5th and that the Corporation will host a conference call to discuss such results on August 6th; these dates both being prior to the estimated dates of the (i) shareholders’ meeting, (ii) taking up and paying for shares under the Substantial Issuer Bid and (iii) concluding the private placement as previously described herein.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)

(800) 318-3094 or (604) 687-8378

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Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.